FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number 333-83166

For the month of July 2002

Grohe Holding GmbH
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grohe Holding GmbH
(Registrant)

09 July 2002

By: M. Grimm
Name: Michael Grimm
Title: Chief Financial and Administration Officer

09 July 2002

By: Henke
Name: Heiner Henke
Title: Principal Accounting Officer

GROHE

WATER TECHNOLOGY

PRESS INFORMATION

German fittings maker to realign its manufacturing network

Grohe pools core competencies to optimize its manufacturing operations

July 4, 2002
Manufacturing strategy
57-2002-BB-GK

Hemer. The aim of the long-term international manufacturing strategy to be launched at the beginning of 2003 is to cut costs and streamline operations as well as to improve the services offered by Grohe's manufacturing plants. The new concept has now been approved by the company's Managing Board and the Supervisory Board. According to a survey produced by Grohe in cooperation with the Boston Consulting Group, the new strategy will allow to optimize vertical integration, to focus on the plants' core competencies, to increase the production volume at individual locations and to improve the workflow within and between the plants. "The strategy will optimize the complex supply relationships between our different locations as well as the processes and product structures within our plants, thereby improving the competitiveness of the Grohe Group," said Detlef Spigiel, Executive Manager Technology and Plants.

The plants in Hemer, Lahr, Porta Westfalica, Haldensleben, Herzberg, Iserlohn, Portugal and Thailand will be involved in the project. Grohe's main plant in Hemer will focus on large-scale production of high-quality products. To ensure optimum economies of scale at all production stages, it was decided to produce the volume so far produced at the Iserlohn plant in Hemer going forward. This decision was made in view of the company's good prospects in the growing own brand market - a major project for the future which will be realized at the Hemer plant. The plants in Hemer and Portugal will concentrate exclusively on GroheTec products. Eichelberg will remain an independent company.

Grohe's biggest plant in Lahr will increase its focus on special manufacturing technologies, strengthening in particular its surface treatment and plastics know-how. In addition to shower heads, the GroheArt product range and kitchen fittings will be produced here in the future. Porta Westfalica will remain Grohe's competence centre for installation and flushing systems as well as for electronic fittings. The Herzberg plant will be responsible for shower systems, a promising growth market, using its existing expertise for assembly tasks. According to the concept, the production of the products currently manufactured in Haldensleben will be pooled in Lahr. The production volume of the Portugal plant will be substantially increased to strengthen this location. This had already been decided at the foundation of the plant in 1997. The Siam/Thailand plant will remain largely unchanged and support Grohe's presence in South-East Asia in cooperation with the locations in China and India.

The foundry, machining, grinding, electroplating and assembly processes of the fittings production at the Hemer, Lahr and Portugal plants will be optimized in two steps. Concentration effects will be used to achieve better results than before. The production volume of the Portugal plant will be further expanded in the coming years.

In addition, the strategic orientation of the central units will be modified in connection with the new manufacturing strategy. The range of services provided by them will be optimized and adapted to the plant structures, costs will be reduced and become more flexible, and the transparency of all processes will be increased. Know-how will be pooled within the organization and categorized into basic, value-added and service functions with the aim to optimize the interfaces between Grohe's plants and its headquarters. SAP will be introduced to support the growth strategy on the route to world market leadership.

(500 Wörter / 3.496 Zeichen)

Contact:

GROHE Press & PR
Dr. Bernd Buhmann
Industriepark Edelburg
58675 Hemer

Phone: 02372 / 93-2421
Fax: 02372 / 93-2431
E-mail: b.buhmann@grohe.de
Homepage: www.grohe.com